||| 10025690 ||| (barcode)

) STATES
XCHANGE COMMISSION
n, D.C. 20549

DITED REPORT
FORM X-17 A-5
PART III

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OMB Number: 3235-0123
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SEC FILE NUMBER
8-66284

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/09___AND ENDING ___12/31/09___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WESTBURY GROUP LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
49 Clinton Avenue
                        (No. and Street)

Westport   **CT**   **06880**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Peter E. Spreadbury   (203) 883-9000 ext 102
                                                            (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hagan & Burns CPA's PC
        (Name - if individual, state last. first. middle name)

120 Broadway, Suite 940   New York   NY   10271
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

1

OATH OR AFFIRMATION

I,_____Peter E. Spreadbury____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of_Westbury Group LLC__, as of ____December 31, 2009___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

GINA VOLPACCHIO
Notary Public
My Commission Expires Feb. 28, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).

HAGAN & BURNS

CPA's, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Westbury Group LLC

We have audited the accompanying statement of financial condition of Westbury Group LLC (a Limited Liability Company) as of December 31, 2009, and the related statements of income, changes in members' equity and cash flows for the year then ended, that you are filing pursuant to 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westbury Group LLC as of December 31, 2009, and the results of its income and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedule on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Hagan & Burns
CPA's PC

Hagan & Burns CPA's P.C.

New York, New York
February 22, 2010

Assets

Cash and cash equivalent	$	82,470
Accounts receivable		7,547
Prepaid expenses		12,778
Property and equipment – net of accumulated depreciation of $26,550		718
Total Assets	$	**103,513**

Liabilities And Members' Equity

Liabilities

Accrued expenses and other liabilities	$	10,819
Members' Equity		92,694
Total Liabilities And Members' Equity	$	**103,513**

The accompanying notes are an integral part of these financial statements.



HAGAN & BURNS

Revenue

Fee income	$ 815,588
Other income	10,644
Interest income	5

Total Revenue	826,237

Expenses

Finders' fees	523,829
Other expense	68,622
Research expenses	31,475
Professional fees	57,654
Insurance	1,340
Occupancy	45,255
Regulatory and registration fees	15,572
Depreciation expense	7,675

Total Expenses	751,422

Net Income	$ 74,815

The accompanying notes are an integral part of these financial statements.



4

Balance at December 31, 2008	$ 17,879
Net Income	74,815
Distributions to members	(0)
Balance at December 31, 2009	$ 92,694

The accompanying notes are an integral part of these financial statements.



Cash Flows From Operating Activities:	
Net income	$ 74,815
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	7,675
Changes in operating assets and liabilities	
Increase in other assets	(10,498)
Increase in accrued liabilities	427
Net Cash Provided By Operating Activities	72,419
Cash Flows Used By Investing Activities:	
Purchase of fixed assets	(6,825)
Net Increase In Cash and Cash Equivalents	65,594
Cash and cash equivalents, Beginning of Year	16,876
Cash and cash equivalents, End of Year	$ 82,470

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:
Interest $ -0-

The accompanying notes are an integral part of these financial statements.



HAGAN & BURNS

NOTE 1 -- Organization

Westbury Group LLC (the "Company") was incorporated under the laws of the state of Connecticut on November 13, 2003. The business purpose of the Company is to engage as a broker/dealer in the private placement of securities. On June 18, 2004, the Company was approved as a member of the FINRA.

The Company, as a broker-dealer, does not carry customer accounts and is exempt from securities and Exchange Rule 15c3-3 under paragraph k (2) (i).

NOTE 2 – Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Revenue Recognition

Fee income and related expenses are recorded on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost and depreciation is computed principally on an accelerated method over one to five years.

Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative GAAP recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the fiscal year ended December 31, 2009. The guidance did not have an impact on the Company's financial position, results of income or cash flows. All references to previous numbering of FASB statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the financial statements and accompanying notes.



HAGAN & BURNS

NOTE 2 – Summary of significant accounting policies (continued)

In September 2006, the FASB issued authoritative guidance for fair value measurements, which has been codified in FASB ASC 820, *Fair Value Measurements and Disclosures*. The new guidance enhances existing guidance for measuring assets and liabilities at fair value. The guidance defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. In February 2008, the FASB issued authoritative guidance that permits companies to partially defer the guidance for one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company elected to defer the adoption of the guidance for 2008 for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis and adopted this guidance on January 1, 2009, on a prospective basis. The adoption of the guidance for fair value measurements did not have a material effect on the accompanying financial statements.

In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the date of the statement of financial condition but before financial statements are issued. In particular, the guidance sets forth: (1) the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition.

ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the financial statements were available to be issued on February 22, 2010.

NOTE 3--Property and Equipment

Property and equipment at December 31, 2009 are comprised of the following:

Furniture and fixtures	$ 14,254
Machinery and equipment	13,014
	27,268
Less: accumulated depreciation	(26,550)
	$ 718



NOTE 4--Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $71,651, which was $66,651 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was .15 to 1 at December 31, 2009.

NOTE 5-- Income Taxes

No provision for income taxes has been made to the Statement of Income as the Company is taxed as a partnership, a non tax-paying entity for federal income tax purposes.

NOTE 6 – Related Party Transactions

The Company paid $ 163,284 of guaranteed payments to partners which are included in "finders fees" on the statement of income. Guaranteed payments to partners that are designated to represent reasonable compensation for services rendered are accounted for as partnership expenses rather than as an allocation of partnership net income.

Supplementary Information

Net Capital
Total members' equity $ 92,694

Deductions and/or charges
Non-allowable assets   21,043

Net capital before haircuts on securities positions   71,651

Haircuts on securities positions   0

Net Capital $ 71,651

Minimum net capital requirement   5,000

Excess net capital $ 66,651

Computation of basic net capital requirement:

Aggregate Indebtedness $ 10,819

6-2/3 % of aggregate indebtedness $ 721

Statutory minimum net capital required $ 5,000

Minimum net capital requirement $ 5,000

Ratio: aggregate indebtedness to net capital   .15 to 1

There is no material differences between this audited computation of net capital and that included in the Corporation's unaudited December 31, 2009 Part IIA filing.

See independent auditors' report.



11

HAGAN & BURNS

CPA's, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Westbury Group LLC

In planning and performing our audit of the financial statements of Westbury Group LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above- mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Hagan & Burns CPA's PC

Hagan & Burns CPA's, P.C.

New York, New York
February 22, 2010



120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT
REQUIRED UNDER SEC RULE 17a-5(e)(4)

To the Members
Westbury Group LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Westbury Group (the "Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements record entries, noting no differences;

2. Compared the amounts reported on Form X-17a-5 for the period from April 1, 2009 to December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in he related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hagan & Burns
CPA's PC

Hagan & Burns CPA's, P.C.

New York, New York
February 22, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 066284   FINRA   DEC
> WESTBURY GROUP LLC   9*9
> ATTN ~~PATTI ABDELNOUR~~ |
> 49 CLINTON AVE
> WESTPORT CT 06880-1216

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Joanne Bartmess 203-210-7364

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ __1,029__

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (__410__)

   __1/14 & 7/29/09__
   Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ __619__

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ __619__

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Westbury Group, LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _____ day of _____, 20 ____.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending _Dec 31_, 20_09_
Eliminate cents

Item No.
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _411,464_

2b Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $ _411,464_

2e. General Assessment @ .0025 $ _1,029_
(to page 1 but not less than
$150 minimum)

WESTBURY GROUP LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2009

WESTBURY GROUP LLC
INDEX
DECEMBER 31, 2009